August 6, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Frank’s International N. V.

Registration Statement on Form S-1

File No. 333-188536

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 34,500,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. EDT on August 8, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 29, 2013, through the date hereof:

Preliminary Prospectus dated July 29, 2013:

6,129 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
CREDIT SUISSE SECURITIES (USA) LLC SIMMONS & COMPANY INTERNATIONAL
As Representatives of the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President